

07002391

OMB APPROVAL
OMB Number: 3235-0123 Expires: January 31, 2007 Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49698

FACING PAGE

uired of Brokers and Dealers Pursuant to Section 17 of the
; Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/05 (MM/DD/YY) AND ENDING 11/30/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER—DEALER:

KV Execution Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1041 Route 36
(No. and Street)

Atlantic Highlands	New Jersey	07716
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Manuel Soto — 732-291-6344
(Area Code—Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name—if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
KV Execution Services LLC:

We have audited the accompanying statement of financial condition of KV Execution Services LLC (the "Company") as of November 30, 2006, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position KV Execution Services LLC at November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE + TOUCHE LLP

January 23, 2007

KV EXECUTION SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2006

ASSETS

Cash	$ 1,290,737
Cash and securities deposited with clearing organizations or segregated for regulatory purposes	65,533,858
Securities borrowed	397,579,029
Receivables from brokers, dealers, affiliate, clearing organizations and others	38,933,159
Fixed assets and leasehold improvements, net of accumulated depreciation of $2,605,539	263,125
Other assets	395,847
TOTAL ASSETS	$ 503,995,755

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Bank loan payable	$ 30,000
Payables to brokers, dealers, affiliates, clearing organizations and others	440,476,863
Payables to customers	1,981,350
Other liabilities and accrued expenses	6,636,418
	449,124,631
COMMITMENTS AND CONTINGENCIES (NOTE 9)	
MEMBER'S EQUITY	54,871,124
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 503,995,755

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

KV Execution Services LLC (the "Company") is a wholly owned subsidiary of Bear Wagner Specialists LLC (the "Parent"), which is a wholly owned subsidiary of Bear Hunter Holdings LLC ("BHH"). BHH is jointly owned by The Bear Stearns Companies Inc. ("TBSCI") and Hunter Partners LLC. TBSCI is the majority owner of BHH.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the New York Stock Exchange, Inc. ("NYSE"), the American Stock Exchange, LLC ("AMEX"), the International Securities Exchange, Inc. ("ISE"), the Pacific Exchange, Inc. ("PCX"), the Chicago Board Options Exchange, Inc. ("CBOE"), and the National Association of Securities Dealers, Inc. ("NASD"). The Company is organized as a New York limited liability company. For purposes of this report, an "affiliate" is defined as BHH or a direct or indirect subsidiary of BHH.

The Company provides clearing and execution services for the Parent and its affiliates and executes transactions for institutional customers and certain employee-related accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make certain estimates and assumptions, including those regarding accruals and the potential outcome of litigation, which may affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ materially from these estimates.

Securities on Deposit—Included in cash and securities deposited with clearing organizations or segregated for regulatory purposes are Treasury bills owned by the Company with a market value of $50,842,433 at November 30, 2006. Treasury bills are recorded at fair value on a trade date basis.

Revenues and Expenses—Commission revenues and related expenses are accounted for on a settlement date basis. Interest is recorded on an accrual basis.

Collateralized Securities Transactions—Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received plus accrued fees. Securities borrowed transactions require the Company to deposit cash with the lender and securities loaned transactions require the borrower to deposit cash with the Company. The Company monitors the market value of securities borrowed and loaned and requests additional collateral or retrieves excess collateral, when deemed appropriate.

Fixed Assets—Furniture, equipment and computer hardware are generally depreciated on a straight-line basis over the estimated useful lives between three and seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of the estimated useful life of the asset or the remaining life of the lease.

Income Taxes—The Company is a single member limited liability company which is generally exempt from federal and state income taxes. The Company has included the pro forma share of its Parent's New York City unincorporated business tax liability for which it would have been liable if the Company was required to file a tax return on a separate company basis in other liabilities and accrued expenses in the accompanying Statement of Financial Condition.

New Accounting Pronouncements—In July 2006, the FASB issued Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109"* ("FIN No. 48"). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 must be implemented for fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact adoption of FIN No. 48 is expected to have on the financial condition of the Company.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's assets and liabilities which qualify as financial instruments under Statement of Financial Accounting Standards No. 107, *"Disclosures about Fair Value of Financial Instruments"*, approximates the carrying amounts reflected on the Statement of Financial Condition.

4. SHORT-TERM FINANCING

At November 30, 2006, the outstanding bank loan is payable upon demand, bears interest at 7.50% and is collateralized by affiliates' margin account securities.

5. PAYABLES TO CUSTOMERS

Payables to customers primarily represent free credit balances and amounts payable against receipt of marketable securities. At November 30, 2006, payables to customers represent employee related accounts.

6. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, CLEARING ORGANIZATIONS AND OTHERS

At November 30, 2006, receivables from and payables to brokers, dealers, affiliates, clearing organizations and others consist of the following:

Receivables:	
Due from affiliate	$ 21,578,959
Fails to deliver	15,652,071
Other	1,702,129
Total receivables	$ 38,933,159
Payables:	
Due to affiliates	$436,933,191
Fails to receive	3,490,417
Other	53,255
Total payables	$440,476,863

The due from and due to affiliates balances presented above are related to clearance and financing activities provided by the Company.

7. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer and, accordingly is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Net Capital Rule"). Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of $250,000 or 2% of aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. At November 30, 2006, the Company's net capital of $54,799,288 exceeded the minimum regulatory net capital requirement by $54,549,288.

As a clearing broker-dealer, the Company has elected to perform the computation for assets in the proprietary accounts of its introducing brokers ("PAIB") in accordance with the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934, so as to enable introducing brokers to include PAIB assets as allowable assets in their net capital computations (to the extent allowable under the Net Capital Rule).

8. COLLATERALIZED SECURITIES TRANSACTIONS

The Company enters into secured borrowing or lending agreements to obtain collateral necessary to effect settlements, meet customer needs or re-lend as part of its operations. The Company also receives securities from customers through margin lending. In many cases the Company is permitted to rehypothecate the securities received as collateral.

At November 30, 2006, the Company had received securities pledged as collateral that can be repledged, delivered or otherwise used with a fair value of approximately $843,218,022. This collateral was

generally obtained under securities borrowed or margin lending agreements. Of these securities received as collateral, securities with a fair value of approximately $435,247,848 were delivered or repledged, generally to cover short sales.

9. COMMITMENTS AND CONTINGENCIES

At November 30, 2006, the Company had no outstanding commitments on options contracts.

Trading Licenses—The Company leases trading licenses from the New York Stock Exchange under noncancelable lease agreements expiring in fiscal year 2008. The minimum annual lease commitments under noncancelable operating leases at November 30, 2006 are as follows:

2007	$ 153,930
2008	12,500
Total	$ 166,430

Letters of Credit—At November 30, 2006, the Company has satisfied margin requirements with the Options Clearing Corporation by obtaining an unsecured letter of credit of $31,000,000, and a secured letter of credit of $1,000,000.

Litigation—In the normal course of business, the Company is involved from time to time in investigations and proceedings by governmental agencies and self-regulatory organizations. Although the ultimate outcome of these matters cannot be ascertained at this time, it is the opinion of management, after consultation with counsel, that the resolution of the foregoing matters will not have a material adverse effect on the financial condition of the Company, taken as a whole. Such resolution may, however, have a material effect on the operating results in any future period, depending upon the level of income for such period.

Guarantees—The Company is a member of numerous exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee the performance of other members. Additionally, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. To mitigate these performance risks, the exchanges and clearinghouses often require members to post collateral as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

10. RETIREMENT SAVINGS PLAN

All employees of the Company are eligible to participate in a 401(k) plan (the "Plan") maintained by the Parent after completion of six months of service. The Parent makes contributions to match each participant's contribution to the Plan up to 25% of the first 5% of compensation per year. In addition, the Parent may also make discretionary contributions. The matching contributions are vested immediately, while any discretionary contributions are 100% vested after the employee completes two years of service.

11. RELATED PARTY TRANSACTIONS

Clearance Activities—The Company provides securities clearance services to certain affiliates active on the NYSE, AMEX and ISE. Pursuant to a clearing arrangement with affiliates, the Company charges clearance fees at rates below the prevailing market rates.

Financing Activities—The Company also provides financing to affiliates for the clearance of their securities trades. The Company charges interest on the financing it provides and pays interest on excess funds that the affiliates maintain with the Company.

Operating Expenses—The Company subleases office space from the Parent and pays an allocated amount for the occupancy and office related expenses for the space it occupies.

12. FINANCIAL INSTRUMENTS AND OTHER OFF-BALANCE-SHEET RISK

Customer Activities—In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers' obligations.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

In connection with the Company's customer financing and securities settlement activities, the Company may pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its obligation to the customer. The Company seeks to control this risk by monitoring the market value of securities pledged and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance.

Concentrations of Credit Risk—The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, including affiliates, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the financial condition and credit ratings of each counterparty.

Risks and Uncertainties—The Company provides clearing and execution services for the Parent and its affiliates and executes transactions for institutional customers and certain employee-related accounts. As a result, the Company's revenue stream is highly dependent on continued affiliate transactional volumes.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 23, 2007

KV Execution Services LLC
1041 Route 36
Atlantic Highlands, NJ 07716

In planning and performing our audit of the financial statements of KV Execution Services LLC (the "Company") for the year ended November 30, 2006 (on which we issued our report dated January 23, 2007), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) [including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2006, to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, The New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

DELOITTE + TOUCHE LLP

END